19
7/10/09

09041137

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 07 2009
DIVISION OF MARKET REGULATION

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36214

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Zeus Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

P.O. Box 5335
(No. and Street)

Hauppauge, NY 11788
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Davidson 631-382-2663
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Trainor, John Thomas
(Name — *if individual, state last, first, middle name*)

75 Louden Loop, Mount Sinai, NY 11766
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

KG
7/17

8

OATH OR AFFIRMATION

I, Alan Davidson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Zeus Securities, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Alan Davidson
Signature

President CEO
Title

Brenda L Harkins 03-14-09
Notary Public

BRENDA L. HARKINS
Notary Public, State of Florida
My Comm. Expires Aug. 22, 2010
No. DD0587837
Bonded thru Florida Notary Assn., Inc.
OFFICIAL SEAL - NOTARY PUBLIC - STATE OF FLORIDA

New York Drivers License I.D.
Broward County Florida

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Zeus Securities, Inc.

Financial Statements
December 31, 2008

ZEUS SECURITIES, INC.

Table of Contents

December 31, 2008

John T. Trainor, CPA, PC
75 Louden Loop
Mount Sinai, New York 11766
Phone/Fax: 631-509-0557

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Zeus Securities, Inc.
Hauppauge, New York

I have audited the accompanying statement of financial condition of Zeus Securities, Inc. (The Company), as of December 31, 2008, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Zeus Securities, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

John T. Trainor

Mount Sinai, New York
February 18, 2009

Zeus Securities, Inc.
Statement of Financial Condition
December 31, 2008

Assets

Cash	$ 19,991
Cash and securities segregated under federal and	
Deposits with clearing organizations and other accounts	25,011
Receivable from broker-dealers and clearing organizations	2,590
Furniture, equipment,, and leasehold improvements, at cost, less accumulated depreciation and amortization of $0	4,817
Other assets	23,045
	75,453

Liabilities and Stockholders' Equity

Liabilities:	
Accounts payable, accrued expenses, and other liabilities	$ 25,620
Stockholders equity:	
Common stock, $1 par value authorized 20,000 shares, issued 10,000 shares	10,000
Additional paid-in capital	454,712
Retained earnings	(414,879)
	$ 75,453

The accompanying notes are an integral part of these financial statements.

Zeus Securities, Inc.
Statement of Income
For the Year Ended December 31, 2008

Revenues:	
Commissions	$ 96,924
Other income	706
	97,630
Expenses:	
Employee compensation and benefits	81,341
Floor brokerage, exchange, and clearance fees	6,951
Communications and data processing	2,256
Interest and dividends	-
Occupancy	27,019
Other expenses	100,446
	218,012
Income (loss) before taxes	(120,382)
Provision for income taxes	-
Net income	$ (120,382)

The accompanying notes are an integral part of these financial statements.

Zeus Securities, Inc.
Statement of Changes in Stockholders Equity
for the Year Ended December 31, 2008

	Capital Stock Common Shares	Capital Stock Common Amount	Additional Paid-in Capital	Retained Earnings	Total Stockholders Equity
Balances at January 1, 2008		$ 10,000	$ 313,782	(294,494)	$ 29,288
Net income (loss)			140,930	(120,382)	
Balance at December 31, 2008		$ 10,000	$ 454,712	$ (414,876)	$ 49,836

minor differences due to rounding

The accompanying notes are an integral part of these financial statements.

Zeus Securities, Inc.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
for the Year Ended December 31, 2008

Subordinated borrowings at January 1, 2008	$ -
Increases;	-
Decreases:	-
Subordinated borrowings at December 31, 2008	$ -

The accompanying notes are an integral part of these financial statements.

Zeus Securities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2008

Cash flows from operating activities:		
Net Income (loss)		$ (120,382)
Adjustments to reconcile net income to net cash provided by operating activities:		
Penson - Deposit	(25,011)	
Commissions Receivable - Penson	(2,590)	
Accrued Expenses	(3,265)	
Disability Payable	(49)	
Total adjustments		(30,915)
Net cash provided by operating activities		(151,298)
Cash flows from investing activities		
Used for		
North American - Deposit		(142.46)
Commissions Receivable - North American		(16,865)
Settlement Account - North American		(1,212)
Accrued 12B1 Fees		(7,500)
Net cash used in investing activities		(25,719.18)
Cash Flows from financing activities		
Proceeds from:		
Payable - A. Davidson		128,300
Paid-in Capital		145,000
Used for		
Payable - A. Davidson		(120,000)
Paid-in Capital		(4,069)
Net cash used in financing		149,231
Net increase (decrease) in cash		(27,786)
Summary:		
Cash Balance at End of Period		19,991
Cash Balance at Beginning of Period		18,448
Net increase (decrease) in cash		1,542

The accompanying notes are an integral part of these financial statements.

Note 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Zeus Securities, Inc. (the "Company") is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company clears all of its transactions through security clearing brokers. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k (2) (ii) since it uses other security firms for clearing.

Pursuant to an agreement between the Company and Penson Financial Services, all securities transactions of the Company and its customers are introduced and cleared on a fully disclosed basis through Penson Financial Services. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by Penson Financial Services.

The following is a summary of significant accounting policies followed by the Company:

Securities Valuation

Marketable securities are valued at market value as determined by the last reported sales price on the last business day of the year, with related changes in unrealized appreciation or depreciation reflected in net income. At December 31, 2008, the Company did not maintain a position in any marketable securities.

Subchapter "S" Corporation

Federal and NYS Corporation taxes have not been provided as the Company has elected subchapter "S" status and the shareholder included the Company's earnings on the individual income tax return.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all investments purchased with a maturity of three months or less to be cash equivalents.

Note 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2008 the Company had net capital of $21,971, which was $16,971 in excess of the amount required.

Note 3 - Fixed Assets

Fixed assets consist of furniture & fixtures with a net book value in the amount of $4,817.

Note 4 - Reserve Requirements

The Company does not hold funds or securities for, or owe money or securities to, customers. Therefore, the Company is exempt from the reserve requirements as defined by the Securities and Exchange Commission under Rule 15c3-3.

Note 5 - Excess Net Capital

The computation of net capital was compared to the computation of net capital reported on the Unaudited Focus Report as of December 31, 2008. There were no material differences in the net capital computation of Zeus Securities, Inc.

Zeus Securities, Inc.

Supplementary Schedule

December 31, 2008

Zeus Securities, Inc.
Computation of Net Capital Pursuant to SEC Rule 15c3-1
For the Year Ended December 31, 2008

Net Capital	
Total Stockholders' Equity	$ 49,833
Deductions and/or Charges Non-Allowable Assets	27,862
Net Capital Before Haircuts on Securities Position	$ 21,971
Haircuts on Securities Position	-
Net Capital (Note 2)	$ 21,971
Aggregate Indebtedness (Note 2) Items Included in the Statement of Financial Condition	
Accounts Payable and Accrued Expenses	25,620
Computation of Basic Net Capital Requirement Minimum Net Capital Required	5,000
Excess Net Capital (Notes 2 and 5)	$ 16,971

The accompanying notes are an integral part of these financial statements.